SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                               SBI PURCHASE CORP.
                            (Name of Filing Persons)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
             Transaction Valuation*       Amount of Filing Fee**
             ---------------------        --------------------
                  $8,553,731                    $1,711
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 4,834,974 outstanding shares of Class A Common Stock of Razorfish, Inc. at a purchase price of $1.70 per share. The transaction valuation also includes the offer price of $1.70 less $0.30, which is the average exercise price per share for those options with exercise prices of less than the offer price multiplied by 238,768, the number of outstanding options with exercise prices less than the offer price.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going-private transaction subject to Rule 13e-3.

      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      Amount previously paid: Not applicable.      Filing party: Not applicable.

      Form or registration No.: Not applicable.    Date filed: Not applicable.

      This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by SBI Purchase Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of SBI and Company, a Utah corporation ("Parent"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.70 per share, in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated December 6, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal" and, as they may be amended or supplemented from time to time, collectively with the Offer to Purchase, the "Offer").

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offer to Purchase in "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company and issuer of the securities subject to the Offer is Razorfish, Inc., a Delaware corporation. The address and telephone number of its principal executive office are 11 Beach Street, New York, New York 10013, and (212) 966-5960, respectively.

      (b) This Statement relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares for $1.70 per share, payable to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The information set forth in the Offer to Purchase in "Introduction" is incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase in "The Company--Price Range of Common Stock" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a), (b) and (c) The information set forth in the Offer to Purchase in "Summary Term Sheet," "Introduction," and Schedule A is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)(i)-(viii), (x), (xii) The information set forth in the Offer to Purchase in "Summary Term Sheet," "Introduction," "The Offer--Number of Shares; Expiration Date," "--Acceptance for Payment and Payment for Shares,"--Procedures for Tendering Shares," "--Withdrawal Rights," "--Conditions of the Offer," "--Purpose and Consequences of the Tender Offer," "--Material Federal Income Tax Consequences," "--Extension of Tender Period; Termination; Amendments" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

      (a)(1)(ix), (xi)  Not applicable.

      (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase in "Introduction," "The Offer--Purpose and Consequences of the Tender Offer," "--Material Federal Income Tax Consequences" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

      (a)(2)(vi)    Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) and (b) The information set forth in the Offer to Purchase in "The Offer--Purpose and Consequences of the Offer" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) and (c)(1) and (3-7) The information set forth in the Offer to Purchase in "Introduction," "The Offer--Purpose and Consequences of the Offer" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

      (c)(2) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b) and (d) The information set forth in the Offer to Purchase in "Source of Funds for and Expenses of the Offer" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth in the Offer to Purchase in "Introduction," "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Offer to Purchase in "Source of Funds for and Expenses of the Offer" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a)(1) The information set forth in the Offer to Purchase in "Introduction" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

      (a)(2), (3) and (5) The information set forth in the Offer to Purchase in "The Offer--Conditions of the Offer," "Legal Matters; Regulatory Approvals" and "The Acquisition Agreement and Other Agreements" is incorporated herein by reference.

      (a)(4) The information set forth in the Offer to Purchase in "The Offer--Purpose and Consequences of the Tender Offer" and "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

      (b) All portions of the Offer to Purchase, Exhibits to this Schedule TO and Letter of Transmittal not previously incorporated herein in response to the preceding items of this Schedule TO are incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A)   Offer to Purchase.

            (B)   Form of Letter of Transmittal.

            (C)   Form of Notice of Guaranteed Delivery.

            (D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5)(A) Joint Press Release issued by SBI and Company and Razorfish, Inc. on November 22, 2002, filed on Schedule TO-C filed by SBI Holdings Inc., SBI and Company and SBI Purchase Corp. on November 22, 2002 and incorporated herein by reference.

            (B) Summary Advertisement published in The Wall Street Journal on December 6, 2002.

            (C)   Press Release issued by SBI and Company on December 6, 2002.

      (b) Letter Agreement re: Financing Commitment, dated November 21, 2002, between Cerberus Capital Management, L.P. and SBI Holdings Inc.

      (d)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of November 21, 2002, by and among SBI and Company, SBI Purchase Corp. and Razorfish, Inc.

      (d)(2) Confidentiality Agreement, dated August 6, 2001, between SBI and Company and Razorfish, Inc.

      (f) Copy of Section 262 of the General Corporation Law of the State of Delaware.

      (g) Not applicable.

      (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO is true, complete, and correct.

                            SBI HOLDINGS INC.

December 6, 2002            By:
                                  /s/ L. Tim Pierce
                                  ------------------------------------------
                                  Name: L. Tim Pierce
                                  Title: Chief Financial Officer

                            SBI AND COMPANY

December 6, 2002            By:
                                  /s/ L. Tim Pierce
                                  ------------------------------------------
                                  Name: L. Tim Pierce
                                  Title: Chief Financial Officer

                            SBI PURCHASE CORP.

December 6, 2002            By:
                                  /s/ L. Tim Pierce
                                  ------------------------------------------
                                  Name: L. Tim Pierce
                                  Title: Chief Financial Officer